[HERITAGE COMMERCE CORP

LETTERHEAD]

April 28, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Heritage Commerce Corp
Registration Statement on Post-Effective Amendment No. 1 on Form S-1
to Form S-3
SEC File No.: 333-160567

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Heritage Commerce Corp (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Post-Effective Amendment No. 1 on Form S-1 to Form S-3 Registration Statement (Registration No. 333-160567), filed on April 23, 2010 together with all exhibits thereto (the “Registration Statement”).  The Company is requesting withdrawal of the Post-Effective Amendment on Form S-1 because it is ineligible to file a Post-Effective Amendment on Form S-1 to update its previously filed Form S-3 (filed July 14, 2009 and declared effective July 22, 2009) for a delayed offering pursuant to Rule 415(a)(1)(x).  No securities were sold pursuant to the Registration Statement.

Should you have any questions regarding the withdrawal, please contact the Company’s legal counsel, Mark Bonenfant of Buchalter Nemer, a Professional Corporation, at (213) 891-5020.

Thank you for your assistance in this matter.

Sincerely,

Heritage Commerce Corp

/s/ Lawrence McGovern
Lawrence McGovern
Executive Vice President and
Chief Financial Officer